UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On May 22, 2024, Vision Marine Technologies Inc. (the “Company”) announced it had filed a patent application for its high-voltage marine battery pack which supports the Company’s E-Motion™ high-voltage (HV) electric powertrain in its marine propulsion products. A copy of the press release entitled, “Vision Marine Technologies Files Patent for Innovative High-Voltage Marine Battery Pack, Opening New Horizons for Electric Marine Market” is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Exhibit Index

No.

99.1	Vision Marine Technologies Files Patent for Innovative High-Voltage Marine Battery Pack, Opening New Horizons for Electric Marine Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 22, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer